EXHIBIT 99.1

                                  [ORCKIT LOGO]

     Orckit Communications Reports 2005 Fourth Quarter and Full Year Results

TEL AVIV, Israel, February 21 -- Orckit Communications Ltd. (Nasdaq: ORCT) today reported results for the fourth quarter and year ended December 31, 2005.

Revenues in the fourth quarter of 2005 were $33.4 million compared to $8.6 million in the quarter ended December 31, 2004 and $25.4 million in the previous quarter ended September 30, 2005.

Net income for the quarter ended December 31, 2005 was $7.6 million, or $0.45 per diluted share, compared to a net loss of $(2.9) million, or $(0.22) per share, for the quarter ended December 31, 2004 and net income of $7.6 million, or $0.45 per diluted share, for the previous quarter ended September 30, 2005. Results for the quarter ended September 30, 2005 included a capital gain of approximately $2.4 million, or $0.14 per diluted share, from the sale to Broadcom of the Company's holdings in Siliquent Technologies. Excluding this capital gain, net income for the quarter ended September 30, 2005 was $5.2 million, or $0.30 per diluted share.

The weighted average number of shares used in these calculations was 16.8 million for the quarter ended December 31, 2005, 13.1 million for the quarter ended December 31, 2004 and 17.0 million for the quarter ended September 30, 2005.

Revenues for the year ended December 31, 2005 were $101.2 million compared to $11.3 million for the year ended December 31, 2004. Net income for 2005 was $22.2 million, or $1.30 per diluted share, compared to a net loss of $(20.1) million, or $(1.54) per share, for 2004. The weighted average number of shares used in these calculations was 16.6 million for the year ended December 31, 2005 and 13.1 million for the year ended December 31, 2004.

Key highlights for the quarter:

- Product deployment by KDDI Japan continued, supporting the ongoing expansion of its metro networks. According to press releases from KDDI, its VoIP Metal Plus and Triple Play Hikari Plus service offerings continue to attract subscribers and gain traction. KDDI is expected to continue increasing its subscriber base for advanced wireline and 3G wireless service offerings, utilizing Corrigent's CM-100 packet ADM across its metropolitan area network.

- Live traffic was carried for the first time over WilTel's RPR network. Orckit expects to recognize initial revenues from WilTel in the first quarter of 2006.

- Corrigent announced that it has opened an office in Mumbai, India to address rapid telecommunications infrastructure developments in the region. The opening of this office complements the expansion of Corrigent's sales and marketing efforts in the Japanese, Korean and U.S. telecommunications markets.

- Corrigent participated in the 6th Fiber Optics Expo in Japan, Asia's largest exhibition specializing in fiber optic communications and Japan's largest technical conference devoted to optical communications. The growth in cellular TV subscribers over 3G wireless networks and HDTV triple play services transmitted over fixed line networks is expected to increase the need to upgrade metro networks with optimized packet multiplexing capabilities, such as those offered by Corrigent's CM-100.

Izhak Tamir, President of Orckit, commented: "Our results for 2005, which include record profitability, were driven by the nation-wide deployment of Corrigent's CM-100 product line by KDDI in Japan. This deployment ramped throughout the year and we expect deployment to continue in 2006. Based on the initial success of KDDI's Metal Plus and Hikari Plus service offerings, which are supported by our CM-100 products, we believe that our relationship with KDDI will expand as they roll out new IP services."

"Interest in the CM-100 continues as carriers introduce plans to offer enhanced IP services over both wireline and wireless networks. To provide optimized support for such applications, full convergence of packet and TDM services on the metro network is required. Our CM-100 is a leading solution to meet the emerging needs of carriers in this area."

Mr. Tamir concluded, "We continue to innovate and enhance Corrigent's CM-100 packet ADM, adding capabilities that allow for the support of "quadruple play" services. In addition to HDTV, VoIP and data services over fixed line networks, our solution also offers state of the art support for TV over cellular services, all over a single converged platform. As demand for these services grows, we expect that demand for the CM-100 platform will increase, reaching a broader range of telecommunication carriers for a variety of applications. Product evaluation activity is strong and we expect to turn these trials into commercial sales."

Outlook and Guidance

First quarter 2006 guidance:

For the quarter ending March 31, 2006, Orckit expects revenues of approximately $24.0 million and net income of approximately $3.8 million, or $0.22 per diluted share.

Year 2006 guidance:

For the year ending December 31, 2006, Orckit expects revenues of approximately $125 million and net income of approximately $25.8 million, or $1.50 per diluted share.

Conference Call
Orckit  Communications  will host a  conference  call on  February  21,  2006,
at 11 a.m.  EST.  The call can be  accessed  by dialing 1-800-370-0898   in  the
United   States  and   1-973-409-9260   internationally.   A  replay  of  the
call  will  be   available  at http://www.orckit.com.  A replay of the call will be also available through February 28, 2006 at 11:59 p.m. at 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access this replay, enter the following code: 6880596.


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.











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                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (US$ in thousands, except per share data)


                                                                  Three Months Ended                            Year Ended
                                                                    December 31                                 December 31
                                                                 2005              2004                    2005                2004
                                                                 ----              ----                    ----                ----



Revenues                                                 $     33,403       $      8,577            $    101,247        $    11,276

Cost of revenues                                               17,150              4,454                  51,872              5,901
                                                               ------             ------                  ------             ------
Gross profit                                                   16,253              4,123                  49,375              5,375

Research and development expenses, net                          4,257              3,408                  16,147             15,043

Selling, marketing general and administrative
expenses                                                        4,866              4,011                  16,086             11,993
                                                               ------             ------                  ------             ------
Total operating expenses                                        9,123              7,419                  32,233             27,036
                                                               ------             ------                  ------             ------
Operating income (loss)                                         7,130             (3,296)                 17,142            (21,661)

Financial income, net                                             495                375                   2,636              1,529

Other income                                                        0                  0                   2,448                  0
                                                               ------             ------                  ------             ------
Net income (loss)                                        $      7,625       $     (2,921)            $    22,226        $   (20,132)
                                                               ======             ======                  ======              ======
Net income (loss) per share - basic                      $       0.53       $      (0.22)            $      1.59        $     (1.54)
                                                               ======             ======                  ======              ======
Net income (loss) per share - diluted                    $       0.45       $      (0.22)            $      1.30        $     (1.54)
                                                               ======             ======                  ======              ======
Weighted average number of shares outstanding
- basic                                                        14,400             13,137                  13,984             13,074
                                                               ======             ======                  ======              ======
Weighted average number of shares outstanding
- diluted                                                      16,831             13,137                  16,593             13,074
                                                               ======             ======                  ======              ======

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


                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)

                                                                                  December 31                 December 31
                                                                                     2005                       2004
                                                                                     ----                       ----


                       ASSETS

Current assets:

    Cash and short term marketable securities                    $                  45,379   $                 58,780
    Trade receivables                                                                  702                     54,814
    Other receivables                                                                1,520                      1,492
    Inventories                                                                      3,330                      5,533
                                                                                    ------                     ------
          Total  current assets                                                     50,931                    120,619

Long term marketable securities                                                     72,381                     18,441
Other investments                                                                        0                      1,907
Severance pay fund                                                                   2,894                      3,348
Property and equipment, net                                                          3,740                      4,211
                                                                                    ------                     ------
          Total  assets                                          $                 129,946   $                148,526
                                                                                    ======                     ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Bank loans                                                   $                       0   $                 31,000
    Trade payables                                                                   9,282                     25,824
    Accrued expenses and other payables                                             19,173                     11,645
    Deferred income                                                                 28,736                     35,662
                                                                                    ------                     ------
          Total current liabilities                                                 57,191                    104,131

Long term liabilities :

    Accrued severance pay                                                            3,689                      4,131
                                                                                    ------                     ------
          Total liabilities                                                         60,880                    108,262

Shareholders' equity                                                                69,066                     40,264
                                                                                    ------                     ------
      Total  liabilities and shareholders'
      equity                                                     $                 129,946   $                148,526
                                                                                    ======                     ======

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